Exhibit 99.10

535 Madison Avenue • 19th Floor • New York, New York  10022

Tel:  (212) 207-1000   Fax:  (212) 207-1019

www.berkcap.com

Consent of Berkshire Capital Securities LLC

We hereby consent to the inclusion of our opinion letter, dated September 4, 2009, to the Board of Directors of Kennedy-Wilson, Inc., as an Annex to, and to the references to such opinion and our name in, the joint proxy statement/prospectus forming part of this Amendment No. 5 to the Registration Statement on Form S-4.  By giving such consent, we do not thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

/s/ Berkshire Capital Securities LLC

New York, NY

October 28, 2009